N E W S R E L E A S E

June 17, 2015

Nevsun Provides Update on Human Rights

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to provide an update on its human rights record in response to recent media speculation.

Human rights record highlights

  Nevsun commissioned an independent human rights impact assessment (HRIA) in 2013
  HRIA carried out by reputable international human rights lawyer
  Assessment was completed with cooperation of the State of Eritrea
  Stakeholder engagement included over 150 local residents and a wide range of other external stakeholders
  Published in April 2014 the HRIA report, which recommendations are being adopted at Bisha
  Follow-up independent audit underway in 2015

The independent HRIA which was completed in April 2014 can be found on the Company’s website. In addition, the Company will shortly receive the results of a follow-up audit on its human rights programs at the Bisha Mine. This report will also be posted on the Company’s website. The Company and its partner ENAMCO are committed to transparency and their ongoing commitments with respect to human rights.

Cliff Davis, CEO of Nevsun commented, “A recent United Nations Commission report included some sensational and unbelievable human rights allegations with respect to the Bisha Mine, which allegations were made without visiting either the mine or the country. Despite attempts by Nevsun to engage with the Commission, it chose not to engage with the Company to verify any basic facts or allegations or to report on the Company’s independent human rights assessment.  This brings into serious question the methodology, process and collation of information in their report.  Nevsun remains firmly committed to compliance with Eritrean national law and the continuation of international standards and practices with respect to human rights. We also remain committed to dialogue with the Commission, other UN agencies and stakeholder groups.”

For more information on the Company’s commitment to human rights please visit our website: http://www.nevsun.com/responsibility/human-rights/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com